March 6, 2019

Nir Sassi
Chief Financial Officer
Intec Pharma Ltd.
12 Hartom Street, Har Hotzvim
Jerusalem 9777512, Israel

       Re: Intec Pharma Ltd.
           Registration Statement on Form S-3
           Filed March 1, 2019
           File No. 333-230016

Dear Mr. Sassi:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ryan Regan at 202-551-4998 or Mary Beth Breslin at 202-551-3625 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Healthcare & Insurance
cc:    Shachar Hadar, Adv.